Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. ACQUIRES CHOICE ENVIRONMENTAL SERVICES, INC.

TORONTO, ONTARIO – Friday, November 16, 2012 –Progressive Waste Solutions Ltd.  (NYSE, TSX: BIN) announced today it has acquired, through its wholly owned subsidiary Waste Services of Florida, Inc., Choice Environmental Services, Inc. (“Choice Environmental”) for cash consideration of $123.25 million. Choice Environmental is a solid waste services company based in Fort Lauderdale, Florida, and a wholly owned subsidiary of Swisher Hygiene (NASDAQ: SWSH, TSX: SWI).

“As one of the largest independent waste and recycling service providers in Florida, Choice Environmental brings residential, commercial and industrial collection operations, along with transfer and material recovery facilities, that are well-positioned in southern and central Florida,” said Joseph Quarin, Vice Chairman and Chief Executive Officer, Progressive Waste Solutions. “We are very pleased to add these assets, which strongly complement our existing collection and disposal footprint in Florida, to our growing network.”

Choice Environmental generates annual revenue of approximately $72 million through six collection operations, one municipal solid waste transfer station and one Material Recovery Facility (MRF).

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results.  Factors that could cause Progressive Waste Solutions’ results to differ materially from those described in the forward-looking statements can be found in Progressive Waste Solutions’ 2011 Annual Report on Form 40-F and its 2011 Annual Information Form filed with the Ontario Securities Commission which is available at the SEDAR web site (www.sedar.com).  Progressive Waste Solutions does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

About Progressive Waste Solutions Ltd.

Progressive Waste Solutions Ltd. is one of North America's largest full-service, vertically integrated waste management companies, providing non-hazardous solid waste collection, recycling and landfill disposal services to commercial, industrial, municipal and residential customers in 13 states and the District of the Columbia in the U.S., and in six Canadian provinces. The Company's major brands are Progressive Waste Solutions, IESI, BFI Canada and Waste Services. The Company's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further information:

Chaya Cooperberg
Vice President, Investor Relations and Corporate Communications
Progressive Waste Solutions Ltd.
Tel: (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com
www.progressivewaste.com

Laura Lepore
Manager, Investor Relations and Corporate Communications
Progressive Waste Solutions Ltd.
Tel: (905) 532-7519
Email: laura.lepore@progressivewaste.com
www.progressivewaste.com